UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ____)*

Fluid Media Networks, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)
Not Available
(CUSIP Number)

Jenny Chen-Drake, Esq.
Fluid Media Networks, Inc.
5813-A Uplander Way
Culver City, California
(310) 665-9878
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d01(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. Not available
1	NAME OF REPORTING PERSONS Lorne Abony I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 460,000
	8	SHARED VOTING POWER 12,500,000
	9	SOLE DISPOSITIVE POWER 460,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,960,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.0%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D CUSIP No. Not available
1	NAME OF REPORTING PERSONS Jedi Capital Corp. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) 000-00-0000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,500,000
	9	SOLE DISPOSITIVE POWER 2,500,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D CUSIP No. Not available
1	NAME OF REPORTING PERSONS Intrepid Capital Corp. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) 000-00-0000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,500,000
	9	SOLE DISPOSITIVE POWER 2,500,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D CUSIP No. Not available
1	NAME OF REPORTING PERSONS Torbay Capital Corp. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) 000-00-0000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,500,000
	9	SOLE DISPOSITIVE POWER 2,500,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D CUSIP No. Not available
1	NAME OF REPORTING PERSONS Luxilon Capital Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) 000-00-0000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,666,666.67
	9	SOLE DISPOSITIVE POWER 1,666,666.67
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,666,666.67
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D CUSIP No. Not available
1	NAME OF REPORTING PERSONS Lanesborough Capital Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) 000-00-0000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,666,666.67
	9	SOLE DISPOSITIVE POWER 1,666,666.67
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,666,666.67
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D CUSIP No. Not available
1	NAME OF REPORTING PERSONS Sunnydee Financial Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) 000-00-0000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,666,666.67
	9	SOLE DISPOSITIVE POWER 1,666,666.67
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,666,666.67
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON CO

Item 1. Security and Issuer.

The classes of security to which this Schedule 13D (this “Schedule”) relates is the Common Stock, par value $0.0001 (the “Common Stock”) of Fluid Media Networks, Inc., a Nevada corporation with its principal offices at 5813-A Uplander Way, Culver City, California 90230 (the “Company”).

Item 2.  Identity and Background.

This Schedule is being filed by Jedi Capital Corp. (“Jedi”), Intrepid Capital Corp. (“Intrepid”), Torbay Capital Corp. (“Torbay”), Luxilon Capital Limited (“Luxilon”), Lanesborough Capital Inc. (“Lanesborough”), Sunydee Financial Limited (“Sunnydee”) and Lorne Abony (together, the “Reporting Persons”).  The Reporting Persons have entered into a Voting Trust Agreement, dated September 1, 2007, attached to this Schedule as Exhibit 99.1 (which is hereby incorporated by reference).   Additionally attached as Exhibit 99.2 is a Joint Filing Agreement, dated September 1, 2007, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

The principal office and business address of each of Jedi, Intrepid, Torbay, Luxilon, Lanesborough and Sunnydee (the “Entity Reporting Persons”) is 64 Shedden Road, Grand Cayman, Cayman Islands.  Each of the Entity Reporting Persons is organized under the laws of the Cayman Islands, and the principal business of each of the Entity Reporting Persons is investments.

Mr. Abony’s business address is 122 Old Forest Hill Road, Toronto, ON M5P 2R9.  Mr. Abony is a citizen of Canada.

None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The Entity Reporting Persons acquired an aggregate of 12,500,000 shares of the Company’s Common Stock through a private sale from the Company, at a sale price of $0.40 per share.  Thus, the amount of funds expended by the Entity Reporting Persons to acquire such shares is $5,000,000, in each case using working capital of the Entity Reporting Persons.

Item 4.  Purpose of Transaction

The Entity Reporting Persons entered into the transaction for investment purposes. The Entity Reporting Persons do not presently have any plan or proposal which relate to or would result in any of the following: the acquisition or disposition by any person of additional securities of the Company at this time; an extraordinary corporate transaction involving the Company or its subsidiaries; a sale or transfer of a material amount of the Company’s or its subsidiaries’ assets; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company’s corporate structure; any changes to the Company’s charter, bylaws or instruments corresponding thereto which may impede the acquisition of control by any person; causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934.  The Company has applied for deregistration of the Company’s equity securities, but there were fewer than 300 holders of record of the Company’s common stock prior to the transaction.

In addition, on September 1, 2007, the Reporting Persons entered into a Voting Trust Agreement, attached hereto as Exhibit 99.1 (the “Voting Trust Agreement”), pursuant to which Mr. Abony may exercise any relevant voting rights under the Company’s common stock held by the reporting persons.  Mr. Abony does not presently have any plan or proposal which relate to or would result in any of the following: the acquisition or disposition by any person of additional securities of the Company; an extraordinary corporate transaction involving the Company or its subsidiaries; a sale or transfer of a material amount of the Company’s or its subsidiaries’ assets; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company’s corporate structure; any changes to the Company’s charter, bylaws or instruments corresponding thereto which may impede the acquisition of control by any person; causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5.  Interest in Securities of the Issuer

On September 12, 2007, the Entity Reporting Persons acquired an aggregate of 12,500,000 shares of the Company’s Common Stock through a private sale from the Company, at a sale price of $0.40 per share.   Of such amount, Jedi, Intrepid, Torbay, Luxilon, Lanesborough and Sunnydee purchased 2,500,000, 2,500,000, 2,500,000, 1,666,666.67, 1,666,666.67 and 1,666,666.67 shares of the Company’s common stock, respectively.  The following table sets forth the shares of the Company’s common stock owned by each Reporting Person.

Common Stock

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership			Percent of Class(1)
	Sole Power to Dispose	Shared Power to Vote	Total
Jedi Capital Corp.	2,500,000	2,500,000	2,500,000	7.1%
Intrepid Capital Corp.	2,500,000	2,500,000	2,500,000	7.1%
Torbay Capital Corp.	2,500,000	2,500,000	2,500,000	7.1%
Luxilon Capital Limited	1,666,667.66	1,666,667.66	1,666,667.66	4.7%
Lanesborough Capital Inc.	1,666,667.66	1,666,667.66	1,666,667.66	4.7%
Sunydee Financial Limited	1,666,667.66	1,666,667.66	1,666,667.66	4.7%
Lorne Abony	460,000(2)	12,960,000(2)	12,960,000(2)	37.0%

(1)	Based on 35,235,049 shares of the Company’s common stock issued and outstanding, both as of September 1, 2007 and as of the date hereof.

(2)	Includes options presently exercisable into 60,000 shares of Common Stock at $2.00 per share.

Except as noted herein, the Reporting Persons have not effected any other transactions in the Issuer's securities within sixty (60) days preceding the date hereof.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the terms and conditions of the Voting Trust Agreement, the Entity Reporting Persons granted a proxy covering an aggregate of 12,500,000 shares of the Company’s common stock (the “Trust Shares”) to Mr. Abony. Of such amount, Jedi, Intrepid, Torbay, Luxilon, Lanesborough and Sunnydee were the record owners of 2,500,000, 2,500,000, 2,500,000, 1,666,666.67, 1,666,666.67 and 1,666,666.67, respectively, of the Trust Shares.

Under the terms of the Voting Trust Agreement, each of the Entity Reporting Persons has irrevocably and unconditionally agreed to exercise or to procure the exercise of the voting rights attaching to the Trust Shares in accordance with Mr. Abony’s instructions from time to time.  In addition, the Entity Reporting Persons appointed Mr. Abony as their attorney-in-fact, for the purpose of exercising any voting rights attaching to the Trust Shares in accordance with Mr. Abony’s instructions, including, without limitation, receiving notices of and appointing a corporate representative to attend and vote at all meetings of the shareholders of the Company and authorizing Mr. Abony to complete and return proxy forms, consents and any other document required to be signed by the holders of the Trust Shares.  The Voting Trust Agreement expires upon the earlier of the sale of any Trust Shares by any of the Entity Reporting Persons or on the written notice of the Entity Reporting Persons requesting the termination of the Voting Trust Agreement.

Item 7.  Material to Be Filed as Exhibits

Exhibit 99.1      Voting Trust Agreement among Jedi Capital Corp., Intrepid Capital Corp., Torbay Capital Corp., Luxilon Capital Limited, Lanesborough Capital Inc., Sunydee Financial Limited and Lorne Abony, dated as of September 1, 2007.

Exhibit 99.2      Joint Filing Agreement among Jedi Capital Corp., Intrepid Capital Corp., Torbay Capital Corp., Luxilon Capital Limited, Lanesborough Capital Inc., Sunydee Financial Limited and Lorne Abony, dated as of September 1, 2007.

Signature

After reasonable inquiry and to the best of the undersigned's knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2008	By:

JEDI CAPITAL CORP.

/s/ Scott Elphinstone Authorised Signatory

INTREPID CAPITAL CORP.

/s/ Pauline Greene Authorised Signatory

TORBAY CAPITAL CORP.

/s/ Scott Elphinstone Authorised Signatory

LUXILON CAPITAL LIMITED

/s/ Monica Watler Authorised Signatory

LANESBOROUGH CAPITAL INC.

/s/ Eunice Morris Authorised Signatory

SUNNYDEE FINANCIAL LIMITED

/s/ Nadine Rivers Authorised Signatory

/s/ Lorne Abony Lorne Abony